UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

[X] SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

[ ] SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2021

NowRx, Inc.

(Exact name of issuer as specified in its charter)

Delaware	47-4054162
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2224 Old Middlefield Way

Mountain View, California 94043

(Mailing Address of principal executive offices)

(650) 386-5761

Issuer’s telephone number, including area code

In this report, the term “NowRx,” ”we,” “us” or “the company” refers to NowRx, Inc.

This report may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company’s management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in Item 3 of this report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Unless otherwise indicated, latest results discussed below are as of June 30, 2021. The financial statements included in this filing as of and for the six months ended June 30, 2021 are unaudited and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make interim statements of operations not misleading have been included.

Overview

The company is an on-demand pharmacy, leveraging the latest in software technology, artificial intelligence, robotics and logistics to provide free same-day delivery of prescription medications, thereby avoiding the need to ever visit the pharmacy. NowRx was founded in February 2015 and commenced operations and revenue generation in January 2016. In 2015 the company was focused on obtaining its pharmacy licenses, developing the technology for the pharmacy platform and the mobile app, and establishing its first pharmacy location.

The company’s service has taken on more significance as a result of the coronavirus pandemic. Patients with underlying health conditions, many of them older, are increasingly looking for services that can provide free home delivery of prescription medications so they are not forced to visit crowded pharmacies and risk exposure.

The company’s net sales consist of payments for prescription and some over-the-counter (“OTC”) items. For a prescription medication covered by a third party payor, such as an insurance company, a PBM company or a manufacturer coupon plan, the company receives a portion of its revenues from the patient, in the form of a co-payment paid or charged at the time the prescription is filled, and the remainder as a reimbursement from the third-party payor, at contracted prices. For prescription medications not covered by a third-party payor, the payment is collected entirely from the patient. The company records the amounts subject to reimbursement in accounts receivable until payment is received, typically 20-45 days after the prescription is filled. Cost of goods sold consists primarily of prescription and OTC medications that are acquired from wholesale suppliers.

Our net sales, gross profit margin and gross profit are impacted by, among other things, the percentage of prescriptions that we fill that are generic versus brand name, the rate at which new generic and brand name drugs are introduced to the market, the mix of business between prescription medications and OTC items, and variations in wholesale pricing. Because any number of factors outside of our control can affect timing for a generic conversion, we face substantial uncertainty in predicting when such conversions will occur and what effect they will have on particular future periods. Further consolidation among generic manufacturers coupled with changes in the number of major brand name drugs anticipated to undergo a conversion from branded to generic status may also result in gross margin pressures within the industry. We continuously face reimbursement pressure from PBM companies and other commercial third-party payors. In addition, plan changes with rate adjustments often occur in January and our reimbursement arrangements may provide for rate adjustments at prescribed intervals during their term. Wholesale pricing plans provide volume discounts that present an opportunity to increase gross margins as we grow our business. Increasing the percentage of revenue contributed by OTC items can also expand margins, as OTC items typically have higher margins than prescription medications. Longer term, we expect downward pressure on reimbursements to be offset by improvements in wholesale volume discounting and increased OTC sales. However, there is significant uncertainty in predicting the result of these offsetting factors on margins.

The company’s operating expenses consist of pharmacy operations and support, general and administrative, sales and marketing, depreciation, and research and development expenses. Pharmacy operations and support consists of expenses related to pharmacy payroll, delivery costs, rent for fulfilment and micro-fulfillment centers and other pharmacy operations expense includes pharmacy supplies, licenses and permits, etc. General and administrative consists primarily of payroll for administrative staff, legal and accounting expense, and headquarters rent.

Results of Operations

Six Months ended June 30, 2021 Compared to Six Months ended June 30, 2020

Net Sales

The company’s net sales for the six months ended June 30, 2021 (“Interim 2021”) were $9,810,687, an increase of $4,062,291, or 70.67%, from net sales of $5,748,396 for the six months ended June 30, 2020 (“Interim 2020”). This increase is attributable to a significant increase in number of customers. Cost of goods sold was $8,943,038 for Interim 2021, resulting in gross profit of $867,649, and a gross margin of 8.8%. This compares to cost of goods sold totaling $4,885,722, gross profit of $909,026 and a gross margin of 15.7% in Interim 2020. The company fulfilled 88,174 prescription orders in Interim 2021, as compared to 57,287 in Interim 2020. Average revenue per prescription and average gross profit per prescription during Interim 2021 were $111.27 and $9.84, respectively. During Interim 2020, average revenue per prescription and average gross profit per prescription during were $100.14 and $15.87, respectively. The recent increase in revenue per prescription is primarily the result of an increase in higher revenue products. The decrease in gross profit per prescription is primarily driven by reductions in reimbursements from Pharmacy Benefit Managers (PBMs) in several categories of medications, as well as, delay in insurance plan network approvals in several of the newer NowRx territories. The company’s mix of business, brand name drug vs. generic drug, which cause significant variation in revenue and margin per prescription, increased slightly more towards brand drugs during the first half of 2021 as compared to the same period in 2020. While the company does not anticipate dramatic change in the mix of business in the near term, new contracts from wholesaler arrangements, drug manufacturers, health facilities or other partners, and changes in reimbursements from PBMs could have significant impact in its mix of business and/or margins.

Operating Expenses

Operating expenses for Interim 2021 were $7,273,660, compared to $6,199,588 for Interim 2020, an increase of $1,074,072, or 17.32%, resulting from the company’s expanding operations to meet increased customer demand, increase in marketing to raise awareness, and increase in technology development.

Sales and marketing expenses decreased significantly, from $2,589,787 in Interim 2020 to $1,585,690 in Interim 2021. A significant portion of the marketing expenses in Interim 2020, $2,002,398, was directly related to the company’s 2019 Regulation A Offering (see “-- Liquidity and Capital Resources” below). Marketing unrelated to the offering in Interim 2020 was $587,389, as compared to $1,585,690 in Interim 2021, as the company added marketing and sales efforts in new territories. The company’s sales and marketing payroll increased from $431,353 for Interim 2020 to $712,805 for Interim 2021, as the company added new territories and added more capacity in its existing territories to support ongoing growth in customers. Other sales and marketing expenses for Interim 2021 were $872,885, an increase of $716,849 from $156,036 for Interim 2020. The company intends to increase marketing, including advertising and hiring sales representatives, to drive further sales, which will result in a significant increase in total sales and marketing costs in future periods.

Pharmacy operations and support expenses increased from $2,245,557 in Interim 2020 to $3,257,194 in Interim 2021, as:

•	The company’s pharmacy payroll increased from $1,105,553 for Interim 2020 to $1,554,388 for Interim 2021, as the company fulfilled 88,174 prescriptions during Interim 2021 versus 57,287 prescriptions fulfilled during Interim 2021 and added more staff to its micro-fulfillment centers.
•	Delivery costs increased from $638,449 for Interim 2020 to $980,582 for Interim 2021, as the company delivered 54% more prescriptions during Interim 2021 as compared to Interim 2020.
•	Rent and other pharmacy operations expenses for Interim 2021 were $722,224, an increase of 44% from $501,555 for Interim 2020, as the company added 3 new micro-fulfilment centers to support expansion.

We anticipate that our pharmacy operations and support expenses will continue to increase as we continue to grow and expand geographically. To execute on our plan to establish multiple locations in strategic patient-dense areas, we will need to lease additional space for new micro-fulfilment centers. For instance, during Interim 2021, we entered leases for new facilities in the California cities of Pleasanton, Hayward and Van Nuys. Throughout the remainder of 2021 and beyond the company intends to continue to lease additional space for new fulfilment centers in new and existing territories to meet increasing customer demand.

General and administrative expenses for Interim 2021 were $1,024,949, compared to $768,789 for Interim 2020, an increase of 33.3%, as the company expanded corporate staffing to manage growth. Research and development expenses increased from $542,381 in Interim 2020 to $1,298,054 in Interim 2021, as the company continues to advance the development of its proprietary pharmacy management system, QuickFill. The company intends to continue investing in research and development to further enhance our pharmacy automation and logistics software platform.

Other income (expense) consists of interest income and expense, as well as any changes in fair value of the warrants that the company issued in connection with its credit facility established with Decathlon Capital Partners (“Decathlon”). The company classifies the warrants as liabilities, subject to re-measurement at each balance sheet date from issuance, and any change in fair value is recognized as a component of other expense. The company had interest expense of $223,961 in Interim 2021, compared to $66,170 in Interim 2020. The interest expense in Interim 2021 and Interim 2020 was attributable to interest accrued or paid on a new credit facility established with Decathlon Capital Partners. The company also recognized an expense of $66 as a result of change in value of the Decathlon warrant. The company had other ordinary income in Interim 2021 as $543,652 of its PPP Loan was forgiven by the SBA. See “—Liquidity and Capital Resources – Indebtedness.”

As a result of the foregoing factors, the company’s net loss was $6,086,143 for Interim 2021, compared to a net loss of $5,349,088 for Interim 2020.

Liquidity and Capital Resources

As of June 30, 2021, the company’s cash on hand was $2,722,307. To date, the company has not made any profits and is still a “development stage company.” The company has recorded losses from the time of its inception in the total amount of $27,259,741.

In accordance with ASU No. 2014-15 Presentation of Financial Statements – Going Concern (subtopic 205-40), our management evaluates whether there are conditions or events, considered in the aggregate, that raise substantial doubt about our ability to continue as a going concern within one year after the date that the audited financial statements are issued. We have incurred substantial losses since our inception and we expect to continue to incur operating losses in the near-term. We expect that we will need to raise additional capital to meet anticipated cash requirements over the next several years, depending on changing market and competitive conditions, our ability to secure lower cost of goods with volume, as well as our ability to gain further efficiencies from our proprietary automation technology. In addition, we regularly consider fundraising opportunities and will determine the timing, nature and amount of financings based upon various factors, including market conditions and our operating plans. As we have done historically, we may again in the future elect to finance operations by selling equity or debt securities or borrowing money. If we raise funds by issuing equity securities, dilution to stockholders may result. Any equity securities issued may also provide for rights, preferences or privileges senior to those of holders of our common and preferred stock. If additional funding is required, we cannot assure you that additional funds will be available to us on acceptable terms on a timely basis, if at all, or that we will generate sufficient cash from operations to adequately fund our operating needs. If we are unable to raise additional capital or generate sufficient cash from operations to adequately fund our operations, we will need to curtail planned activities to reduce costs. Doing so will likely have an unfavorable effect on our ability to execute on our business plan, and have an adverse effect on our business, results of operations and future prospects.

2019 Regulation A Offering; Issuance of Series B Preferred Stock

On September 20, 2019, the company commenced an offering pursuant to Regulation A under the Securities Act of 1933, as amended (the “2019 Regulation A Offering”), pursuant to which it offered to sell up to 5,800,969 shares of its Series B Preferred Stock, convertible into shares of Common Stock, at a price of $3.4477 per share. The company intends to utilize the net proceeds from the 2019 Regulation A Offering to execute on its business plans.

The company held its first closing in connection with the 2019 Regulation A Offering on November 19, 2019, in which it received gross proceeds in excess of $1.6 million. The initial closing of the 2019 Regulation A Offering constituted a qualified financing for purposes of the company’s 2019 SAFE securities, all of which were converted into shares of the company’s Series B Preferred Stock at that date. Holders of these convertible securities signed a Series B Conversion Agreement, which granted certain rights to those holders, including a ROFR. See “Description of Capital Stock – Series B Preferred Stock.” The 2019 Regulation A Offering terminated on June 19, 2020. As of December 31, 2020, the company issued 5,438,690 shares of Series B Preferred Stock in the 2019 Regulation A Offering, which provided net cash proceeds after total offering expenses and commissions of $18.75 million. The company has used a portion of the net proceeds to hire additional sales personnel, purchase additional equipment and furnishings for its new fulfillment centers, fund expanding operations, and develop the next phase of its proprietary software.

Issuances of SAFE and KISS securities

In August and September 2019, the company issued a series of simple agreements for future equity (“2019 SAFE securities”) for total proceeds of $675,000 in reliance on Regulation D under the Securities Act. The initial closing of the 2019 Regulation A Offering triggered the conversion provisions of the 2019 SAFE securities, all of which converted into 279,429 shares of Series B Preferred Stock.

In 2020, the company issued SAFE securities in reliance on Regulation D under the Securities Act for total proceeds of $303,622, which were converted into an additional 88,055 shares of Series B Preferred Stock.

On December 16, 2020, the company entered into a KISS agreement (Keep it Simple Security) for $750,000. The instrument matures in 24 months and bears 8% interest per annum compounded annually. The principal and accrued interest are payable on the maturity date. The issuance was made in reliance on Regulation D under the Securities Act. The proceeds were used for general business purposes.

In August and September 2021, the company sold SAFE securities in a private placement conducted under Regulation D to accredited investors for total proceeds of $1,958,600. The SAFE securities do not bear interest and have no maturity date.

In September 2021, the company sold KISS agreements in a private placement conducted under Reg D to accredited investors for total proceeds of $225,000, with an annual interest of 8% and a 24 month maturity.

Paycheck Protection Program (PPP) Loan

The company applied for loans being administered by the Small Business Administration under the Coronavirus Aid, Relief, and Economic Recovery Act of 2020 (“CARES Act”) to assist in maintaining payroll and operations through the period impacted by the COVID-19 pandemic. On April 21, 2020, the company entered into a loan under the Paycheck Protection Program (“PPP”), in the amount of $543,652, which may be forgivable as specified in the CARES Act. The loan will mature 2 years from the date it was issued and will accrue interest at a rate of 1% per year. If the company does not apply for loan forgiveness, it will be required to pay principal and interest payments of $30,032.32 per month, beginning six months from the last day of the covered period. The “covered period” during which PPP loan expenses may be incurred and spent begins on the date of loan origination and ends six months after origination. This funding helped defray additional expenses the company sustained due to having to pay hazard pay to employees, hire additional temporary workers and excess overtime due to surge in customer demand, and additional operational expenses due to additional safety measures being implemented within our pharmacy operations (daily cleanings, etc.). The company intends to apply for loan forgiveness by utilizing the funds in accordance with defined loan forgiveness guidance issued by the government. The Paycheck Protection Program Flexibility Act of 2020 authorized the company to apply for forgiveness of the funds utilized over the course of 24 weeks so long as the full-time equivalent staffing level remains the same (or increases) and that at least 60% of the funds are utilized to pay payroll costs. The outstanding principal balance as of December 31, 2020 was $543,652. During Interim 2021, this PPP Loan was forgiven by the SBA and the company realized other ordinary income of $543,652.

Indebtedness

In April 2018, the company extended the operating lease agreement for its office space in Mountain View, California for an additional 3 years. In connection with entering into the extension and as security deposit for the landlord, the company secured an irrevocable letter of credit with Silicon Valley Bank for $60,000 to the benefit of the landlord. To establish this facility, the Company placed $60,000 in a deposit account with Silicon Valley Bank. At June 30, 2021, the facility has not been drawn down and the company remains current with its lease payments.

On April 29, 2020, the company entered into a $3 million revenue-based financing facility with Decathlon Capital Partners. The facility matures on the earliest of (a) September 29, 2024, (b) immediately prior to a change in control of the company and (c) acceleration of the obligations, such as upon the occurrence of any event of default under the agreement. If the facility is paid off after 6 months, the company will pay interest at a rate starting at 0.35 times the amount advanced under the facility up to 1.00 times the amount advanced if the facility is paid off after more than 30 months have elapsed from the effective date. The facility requires monthly payments, commencing on May 15, 2020, equal to the product of all revenue for the immediately preceding month and applicable revenue percentage, which is 2.25% in 2020, 2.5% in 2021 and 3.00% in 2022. If the annual revenue is not equal to at least 80% of projected revenue, the applicable revenue percentage for all subsequent payments will automatically increase by 0.50%, without notice from the lender. At June 30, 2021, $2,889,430 was outstanding under the facility.

In March 2020, the company entered into a 5-year operating lease agreement for micro-fulfilment space in Mesa, Arizona, as it expands outside of California. In June 2020, the company entered into a 5-year operating lease agreement for micro-fulfilment space in Pleasanton, California. In addition, in July and August 2020, the company entered into 5-year operating lease agreements for micro-fulfilment space in Hayward and Van Nuys, California. In October and November 2020, the company entered into 3-year operating leases for office space in Capistrano Beach, California. During 2021, the company has entered into an additional 3-year operating lease for office space in Capistrano Beach and a 5-year operating lease for a micro-fulfillment center in Laguna Hills, California. Management anticipates it will incur additional capital expenditures in the future as the company continues to expand to these and other new locations.

The company maintains inventory used in the normal course of business, and had $2,160,168 of inventory on hand as of June 30, 2021.

Trend Information

Margin trends

The company has several initiatives underway to increase gross margins and improve operating margins, as follows:

•	Pharmacy Management System – The company historically utilized an “off-the-shelf” industry software system to manage pharmacy operations. Management has noted several areas of inefficiencies in the pharmacy management system that cause higher than necessary labor costs for filling prescriptions, as well as, inefficiencies in inventory purchasing and insurance claims that negatively impact gross margins. Inventory purchases occur daily and human errors can result in a failure to purchase the lowest cost product available, sometimes having substantial impact on gross margin. Insurance claim processing is also subject to human errors that can negatively affect the insurance claim reimbursement amount, sometimes reducing the reimbursement several fold, again negatively impacting gross margin. During the latter half of 2018 and early 2019, the company developed a proprietary pharmacy management system to replace the “off-the-shelf” industry software the company historically utilized. The company expects this new pharmacy management system over time to reduce labor costs per prescription order, provide improvements in customer service, and improve control over inventory purchasing and insurance claim submissions. The system was put into production during April 2019, with significant updates planned every few months for the foreseeable future as the company continues to invest in Research and Development. Over time, the company anticipates a gradual reduction in pharmacy labor and an increase in gross margin, as the company continues to invest in research and development in software automation and gains inventory purchasing power with increased scale. There can be no assurances that these improvements will materialize exactly as expected.
•	AI-Assisted Customer Chat Bot – The company is developing a proprietary system to provide its customer service agents a rapid, precise and effective response to customers via text or app notification. The system is based on artificial intelligent algorithms and natural language processing that accurately interprets pharmacy customer questions and automatically pulls critical information from the patient’s file. The information is presented to the customer service agent in in a variety of natural-language consistent responses that can be sent to the customer with a simple click.
•	Optimized Robotic Dispensing – The company has more than a year of experience with a robotic dispensing system, the usage of which is currently below capacity. As order volume grows and the company further enhances its own proprietary pharmacy management system, we believe there is an opportunity to increase the efficiency and utility of the robot to reduce labor costs per order.

•	Pharmacy Refill Process Optimization – The company is developing proprietary algorithms to opportunistically process refills in advance of customary refill date, based on geographic location, in order to optimize delivery routing and reduce delivery costs per order.
•	Reduced Delivery Expense per Order – As the company increases revenue and customer volume per geography, the customer density increases and the run time per delivery is reduced, increasing the number of orders delivered per driver-hour and reducing the delivery cost per order. In addition, in territories with high customer density, the company plans to add additional micro-fulfilment centers and is developing algorithms to triage new customer requests and upcoming, scheduled refills based on their location to further optimize delivery routing.
•	Wholesale Volume Discounts – Wholesale pharmaceutical suppliers offer discounts for increasing volume of purchases and longer-term contracts. As we grow our business, management anticipates being able to purchase products at a reduced cost.
•	Increased OTC sales – Many OTC products on average have a larger gross margin than the average prescription medication. Management intends to increase OTC as a percentage of sales over time, increasing average revenue per order (“basket size”) as well as increasing the overall gross margin for the company.
•	Medication Synchronization – Many customers have multiple prescription medications that refill monthly, but often at times such that the refill dates fall on different days of the month causing multiple trips to the same customer’s house per month. By synchronizing medications, with the customer’s approval, to refill on the same day of the month, delivery efficiency can be enhanced, reducing delivery costs per order.

Order trends

The company seeks to continually grow the number of orders and its revenues by focusing on two initiatives:

•	Increase sales and marketing through a combination of direct consumer advertising and sales representatives, which has generated steady growth from inception in the number of prescriptions, the number of referring physicians, and in revenues. The company plans to moderately increase spending on direct-to-consumer marketing during 2021 and 2022 to accelerate growth in customers and revenue, although there can be no assurances that this effort will produce substantial growth in customers and revenue, or produce a customer acquisition cost (CAC) that is attractive relative to the average life-time-value (LTV) of a typical customers.
•	As of June 30, 2021, the company has 8 micro-fulfillment locations in operations throughout northern and southern California, and Phoenix, Arizona, 3 of which became operational during Interim 2021. Should the company continue to have access to sufficient growth capital, the company plans to expand into new geographies and anticipates it will experience growth rates and other business performance metrics comparable to those achieved in the company’s initial service territories. Even if we are able to meet our projected timeline for establishing new geographies, these operations may not generate the anticipated growth in customers, orders and revenues at the pace that we project. Management believes that, given the growth pattern of revenues since inception through June 30, 2021, assuming we increase marketing expenditures as planned, it is likely that revenues will continue to increase. While management believes the COVID-19 pandemic helps drive demand for the company’s services, the associated lockdown protocols make it more difficult for our sales representatives to enter physician offices, hindering the development of our physician referral channel, historically the driver of our new customer growth. Even if we are able to meet our projected timeline for establishing the new geographies, these developments may not generate the anticipated growth in customers, orders, revenue and profit(loss) at the pace that we project.

COVID-19

In March 2020, the World Health Organization declared the outbreak of COVID-19 as a pandemic, which continues to spread throughout the United States. While the disruption is currently expected to be temporary, there is uncertainty around the duration.

COVID-19 has been a highly disruptive economic and societal event that has affected our business and has had a significant impact on consumer behavior. To serve our customers while also providing for the safety of our team members, we have adapted aspects of our operations.

As the company qualified as an essential business as defined by state regulations, we continued to operate our fulfillment centers with modifications to work flows to maintain social distancing. At the same time, we have taken a variety of safety measures following federal, state and local guidelines at our fulfillment centers’ operations. These safety measures include enhanced daily cleaning and disinfection policies, enhanced personal hygiene efforts and implementing social distancing efforts and awareness throughout the fulfillment centers. To date, we have not experienced any significant disruptions in our pharmacy operations, supply chain or any delivery interruptions or delays. If, as a result of COVID-19, we face disruptions in our supply chain, or are unable to continue to operate one or more of our fulfillment centers or timely deliver orders to our customers, we may not be able to retain our customers or attract new customers.

During early 2020, we experienced an increase in demand primarily as a result of changes to consumer behaviors resulting from the various stay-at-home orders in California in response to the COVID-19 pandemic. Since that initial surge in demand, customer demand has moderated to be more in line with the pre-COVID-19 period. Furthermore, the lockdowns associated with COVID, both governmentally imposed and voluntarily imposed, have made it more difficult for our sales representatives to meet with physician offices, limiting the company’s ability to develop the physician referral channel, particularly in new territories. The impacts on demand and physician behavior may not continue at current levels, if at all, depending on the duration and severity of the COVID-19 pandemic, the length of time stay-at-home orders stay in effect and for economic and operating conditions, and consumer behaviors to resume to levels prior to the COVID-19 pandemic and numerous other uncertainties.

The ultimate financial impact on the company’s future operating results and consolidated financial statements cannot be reasonably estimated at this time.  However, as of the date of this report, the company has experienced increased demand for its products and services, so it does not expect this matter will have a material negative impact on its business, results of operations, and financial position.

Item 2. Other Information

None.

Item 3. Financial Statements

NowRx, Inc.

A Delaware Corporation

Consolidated Financial Statements

as of June 30, 2021 and December 31, 2020

and for the six-month periods ended June 30, 2021 and 2020

NowRx, Inc.

TABLE OF CONTENTS

Page

CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2021 (UNAUDITED) AND DECEMBER 31, 2020 (AUDITED) AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020 (UNAUDITED).

Consolidated Balance Sheets	1

Consolidated Statements of Operations	2

Consolidated Statements of Changes in Stockholders’ Equity	3

Consolidated Statements of Cash Flows	4

Notes to Consolidated Financial Statements	5-24

NOWRX, INC.

CONSOLIDATED BALANCE SHEETS

As of June 30, 2021 (unaudited) and December 31, 2020 (audited)

	June 30,	December 31,
	2021	2020
ASSETS
Current Assets:
Cash and equivalents	$2,722,307	$8,933,706
Accounts receivable, net	1,504,630	1,156,705
Inventory	2,160,168	1,873,278
Prepaid expense	234,749	167,207
Other current assets	24,785	3,478
Total Current Assets	6,646,639	12,134,374

Property and equipment, net	1,437,244	1,194,153
Other non-current assets	244,195	225,678

TOTAL ASSETS	$8,328,078	$13,554,205

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Accounts payable	$1,181,574	$857,541
Accrued liabilities	478,884	361,198
SBA Paycheck Protection Program loan	-	543,652
Loan payable, net of unamortized discount	1,094,653	782,010
Warrant liability	23,330	23,264
Total Current Liabilities	2,778,441	2,567,665

Non-Current Liabilities:
KISS liability	750,000	750,000
Loan payable, net of unamortized discount and current portion	1,794,777	1,189,638
Total Non-Current Liabilities	2,544,777	1,939,638

Total Liabilities	5,323,218	4,507,303

Stockholders' Equity:
Series A Preferred Stock, $0.00001 par value, 8,853,173 shares authorized, 8,853,173 shares issued and outstanding, liquidation preference of $17,706,346 as of June 30, 2021 and December 31, 2020.	88	88
Series B Preferred Stock, $0.00001 par value, 6,500,000 shares authorized, 6,497,179 shares issued and outstanding, liquidation preference of $22,400,324 as of June 30, 2021 and December 31, 2020.	65	65
Common stock, $0.00001 par value, 30,000,000 shares authorized, 8,600,000 and 8,540,000 shares issued and outstanding, 8,600,000 and 8,540,250 vested as of June 30, 2021 and December 31, 2020, all respectively.	86	86
Additional paid-in capital	30,264,362	30,220,261
Accumulated deficit	(27,259,741)	(21,173,598)
Total Stockholders' Equity	3,004,860	9,046,902

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$8,328,078	$13,554,205

See accompanying notes, which are an integral part of these consolidated financial statements.

NOWRX, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

For the six-month periods ended June 30, 2021 and 2020

	June 30,	June 30,
	2021	2020
Sales, net	$9,810,687	$5,794,748
Cost of goods sold	(8,943,038)	(4,885,722)
Gross profit	867,649	909,026

Operating Expenses:
Pharmacy operations and support	3,257,194	2,245,557
General and administrative	1,024,949	768,789
Sales and marketing	1,585,690	2,589,787
Depreciation expense	107,773	53,074
Research and development	1,298,054	542,381
Total Operating Expenses	7,273,660	6,199,588

Loss from operations	(6,406,011)	(5,290,562)

Other Income (Expenses):
Gain on debt forgiveness	543,652	-
Interest income	243	44
Other income	-	7,600
Interest expense	(223,961)	(66,170)
Change in value of warrant	(66)	-
Total Other Income (Expenses)	319,868	(58,526)

Net Loss	$(6,086,143)	$(5,349,088)

Weighted-average vested common shares outstanding:
- Basic and Diluted	8,600,000	8,353,750

Net loss per common share
- Basic and Diluted	$(0.71)	$(0.64)

See accompanying notes, which are an integral part of these consolidated financial statements. In the opinion of management all adjustments necessary in order to make the interim consolidated financial statements not misleading have been included.

NOWRX, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (UNAUDITED)

For the six-month periods ended June 30, 2021 and 2020

	Series A Preferred Stock		Series B Preferred Stock		Common Stock				Total
	Number of		Number of		Number of		Additional	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Paid-In Capital	Deficit	Equity
Balance at December 31, 2019	8,853,173	$88	970,434	$10	8,527,500	$85	$12,823,345	$(10,749,753)	$2,073,775
Issuance of preferred stock for cash	-	-	2,547,806	25	-	-	8,784,134	-	8,784,159
Offering costs	-	-	-	-	-	-	(737,640)	-	(737,640)
Exercise of stock options	-	-	-	-	12,500	-	1,025	-	1,025
Issuance of warrant	-	-	-	-	-	-	1,000	-	1,000
Stock-based compensation	-	-	-	-	-	-	6,616	-	6,616
Net loss	-	-	-	-	-	-	-	(5,349,088)	(5,349,088)
Balance at June 30, 2020	8,853,173	88	3,518,240	35	8,540,000	85	20,878,480	(16,098,841)	4,779,847
Issuance of preferred stock for cash	-	-	2,890,884	29	-	-	9,966,784	-	9,966,813
Offering costs	-	-	-	-	-	-	(963,638)	-	(963,638)
Conversion of SAFE agreements	-	-	88,055	1	-	-	303,621	-	303,622
Exercise of stock options	-	-	-	-	44,000	1	8,950	-	8,951
Stock-based compensation	-	-	-	-	-	-	26,064	-	26,064
Net loss	-	-	-	-	-	-	-	(5,074,757)	(5,074,757)
Balance at December 31, 2020	8,853,173	88	6,497,179	65	8,584,000	86	30,220,261	(21,173,598)	9,046,902
Exercise of stock options	-	-	-	-	16,000	-	12,800	-	12,800
Stock-based compensation	-	-	-	-	-	-	31,301	-	31,301
Net loss	-	-	-	-	-	-	-	(6,086,143)	(6,086,143)
Balance at June 30, 2021	8,853,173	$88	6,497,179	$65	8,600,000	$86	$30,264,362	$(27,259,741)	$3,004,860

See accompanying notes, which are an integral part of these consolidated financial statements.

NOWRX, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

For the six-month periods ended June 30, 2021 and 2020

	June 30,	June 30,
	2021	2020
Cash Flows from Operating Activities
Net Loss	$(6,086,143)	$(5,349,088)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	107,773	53,074
Stock-based compensation	31,301	6,616
Loan discount amortization	984	164
Change in value of warrant	66	-
Gain on debt forgiveness	(543,652)	-
Changes in operating assets and liabilities:
Change in receivables	(347,925)	(374,337)
Change in inventory	(286,890)	(718,811)
Change in prepaid expenses	(67,542)	(44,232)
Change in other current assets	(21,307)	-
Change in other non-current asset	(18,517)	(36,250)
Change in accounts payable and accrued liabilities	441,719	339,352
Net Cash Used in Operating Activities	(6,790,133)	(6,123,512)

Cash Flows from Investing Activities
Purchases of property and equipment	(350,864)	(97,508)
Cash Used in Investing Activities	(350,864)	(97,508)

Cash Flows from Financing Activities
Repayments of short-term inventory financing	-	(63,667)
Proceeds from SBA Paycheck Protection Program loan	-	543,652
Proceeds from loan payable	1,000,000	2,000,000
Rrepayments on loan payable	(83,202)	-
Proceeds/(repayments) from/on short-term notes payable	-	(125,000)
Proceeds from issuance of preferred stock	-	8,784,159
Offering costs	-	(737,640)
Proceeds from exercise of stock options	12,800	1,025
Proceeds from issuance of warrant	-	1,000
Net Cash Provided by Financing Activities	929,598	10,403,529

Net Change In Cash	(6,211,399)	4,182,509

Cash at Beginning of Period	8,933,706	702,626
Cash at End of Period	$2,722,307	$4,885,135

Supplemental Disclosure of Cash Flow Information:
Cash paid for interest	$188,833	$59,998
Cash paid for income taxes	$-	$-

Supplemental Disclosure of Non-Cash Financing Activity
Common stock issued as compensation	$31,301	$6,616

See accompanying notes, which are an integral part of these consolidated financial statements.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2021 (unaudited) and December 31, 2020 (audited) and for the six-month periods ended June 30, 2021 and 2020 (unaudited)

NOTE 1: NATURE OF OPERATIONS

NowRx, Inc. (the “Company”), is a corporation organized February 19, 2015 under the laws of Delaware. On November 19, 2020, the Company created a wholly owned subsidiary, NowRx Telehealth, Inc., a corporation organized under the laws of Delaware. The Company is an on-demand pharmacy that fulfills and delivers customer prescriptions using a web and application-based platform.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Basis of Consolidation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). These consolidated financial statements include all accounts of NowRx, Inc. and its wholly owned subsidiary, NowRx Telehealth, Inc. All significant intercompany transactions have been eliminated in consolidation.

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Company is dependent upon additional capital resources for its planned full-scale operations and is subject to significant risks and uncertainties; including failing to secure funding to continue to operationalize the Company’s plans or failing to profitably operate the business.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of June 30, 2021 and December 31, 2020, the Company’s cash balances exceeded federally insured limits by $2,141,120 and $8,123,706, respectively. As of June 30, 2021 and December 31, 2020, $60,000 of the cash balance is restricted due to collateral requirements for a letter of credit (LOC) in the same amount used in lieu of a security deposit for one of the Company’s locations.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2021 (unaudited) and December 31, 2020 (audited) and for the six-month periods ended June 30, 2021 and 2020 (unaudited)

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported in the consolidated balance sheets to amounts shown in the consolidated statements of cash flows:

	6/30/2021	12/31/2020
Cash	$2,662,307	$8,873,706
Restricted cash	60,000	60,000
	$2,722,307	$8,933,706

Accounts Receivable

The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible.  The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts.  The Company has recorded an allowance against its accounts receivable balances of $17,170 as of June 30, 2021 and December 31, 2020.

Inventory

Inventory is stated at the lower of cost or market and accounted for using the weighted average cost method. The inventory balances of $2,160,168 and $1,873,278 as of June 30, 2021 and December 31, 2020, respectively, consisted of pharmaceuticals and related products. The Company records impairment and obsolescence reserves against its inventory balances as deemed necessary.

Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets, which range from 5-15 years. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. Depreciation charges on property and equipment totaled $107,773 and $53,074 for the periods ended June 30, 2021 and 2020, respectively. The Company’s property and equipment consisted of the following as of June 30, 2021 and December 31, 2020:

	6/30/2021	12/31/2020
Automobiles	$700,621	$544,711
Furniture and equipment	449,984	435,271
Leasehold improvements	680,765	500,523
Property and equipment, at cost	1,831,370	1,480,505
Less: accumulated depreciation	(394,126)	(286,352)
Property and equipment, net	$1,437,244	$1,194,153

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2021 (unaudited) and December 31, 2020 (audited) and for the six-month periods ended June 30, 2021 and 2020 (unaudited)

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

	Fair Value Measurement
	Carrying Value	Level 1	Level 2	Level 3
As of June 30, 2021
Derivative liability	$23,330	$-	$-	$23,330
As of December 31, 2020
Derivative liability	$23,264	$-	$-	$23,264

Changes in Level 3 financial liability measured at fair value for the six months period ended June 30, 2021 and for the year ended December 31, 2020 follows:

Fair value at date of issuance	$4,428
Change in fair value of derivative	18,836
Balance as of December 31, 2020	$23,264
Change in fair value of derivative	66
Balance as of June 30, 2021	$23,330

Derivative Financial Instruments

The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported in the consolidated statements of operations. For stock-based financial instruments, the Company uses the Black-Scholes-Merton pricing model to value the derivative instruments. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative instrument liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement of the derivative instrument could be required within 12 months of the balance sheet date.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2021 (unaudited) and December 31, 2020 (audited) and for the six-month periods ended June 30, 2021 and 2020 (unaudited)

Beneficial Conversion Features

Accounting for Convertible Notes and Securities with Beneficial Conversion Features Convertible debt is accounted for under the guidelines established by ASC 470-20, Debt with Conversion and Other Options. ASC 470-20 governs the calculation of an embedded beneficial conversion, which is treated as an additional discount to the instruments where derivative accounting does not apply. The amount of the beneficial conversion feature may reduce the carrying value of the instrument. The discounts relating to the initial recording of the derivatives or beneficial conversion features are accreted over the term of the debt. When beneficial conversion features are based on a future contingent event, the beneficial conversion feature is deferred and recorded at the time when the contingency no longer exists.

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the Company’s contracts to provide goods to customers. Revenues are recognized when control of the promised goods are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. No adjustments to revenue recognition were required from the adoption of ASC 606, which was adopted January 1, 2019 and applied to the periods presented using the full retrospective method. The Company generally recognizes revenues upon delivery of its products.

Cost of goods sold includes product costs, while delivery related costs are included in pharmacy operations and support in the consolidated statement of operations.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation.  Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2021 (unaudited) and December 31, 2020 (audited) and for the six-month periods ended June 30, 2021 and 2020 (unaudited)

Research and Development

Research and development costs are expensed as incurred. Total expense related to research and development was $1,298,054 and $542,381 for the periods ended June 30, 2021 and 2020, respectively.

Sales and Marketing

Sales and marketing costs are expensed as incurred and include advertising costs related to the Series A and Series B Preferred Stocks offering. Total expense related to the offerings was $0 and $2,002,398 for the periods ended June 30, 2021 and 2020, respectively.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to consolidated stockholders’ equity upon the completion of an offering or to expense if the offering is not completed.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes.  Under the liability method, deferred taxes are determined based on the temporary differences between the consolidated financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse.  A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date.  In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards.  Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company pays Federal and California income taxes at rates of approximately 21% and 8.8%, respectively, and has used an effective blended rate of 28% to derive net tax assets of $7,489,293 and $6,346,576 as of June 30, 2021 and December 31, 2020, respectively, resulting from its net operating loss carryforwards and other temporary book to tax differences. Due to uncertainty as to the Company’s ability to generate sufficient taxable income in the future to utilize the net operating loss (NOL) carryforwards before they begin to expire in 2035, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2021 (unaudited) and December 31, 2020 (audited) and for the six-month periods ended June 30, 2021 and 2020 (unaudited)

The U.S. tax reform bill that Congress voted to approve December 20, 2017, also known as the Tax Cuts and Jobs Act (TCJA), made sweeping modifications to the Internal Revenue Code, including a much lower corporate tax rate, changes to credits and deductions, and a move to a territorial system for corporations that have overseas earnings. The TCJA replaced the prior-law graduated corporate tax rate, which taxed income over $10 million at 35%, with a flat rate of 21%.

At June 30, 2021 and December 31, 2020, the Company has available net NOL carryforwards for federal tax of approximately $26.76 million and $20.77 million. Federal NOL incurred prior to tax year 2018 amounting to $1.88 million will be carried forward for 20 years and will begin to expire in 2035. Post-TCJA NOL amounting to $24.88 million and $18.89 million as of June 30, 2021 and December 31, 2020, respectively, will be carried forward indefinitely but limited to 80% of future taxable income beginning in 2021.

The Company files U.S. federal and state income tax returns. All previous tax returns have been filed. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

Net Earnings or Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of June 30, 2021 and 2020, diluted net loss per share is the same as basic net loss per share for each period.

NOTE 3: GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  The Company is a business that has not yet generated profits, has negative cash flows from operations, has sustained net losses of $6,048,834 and $5,349,008 during the periods ended June 30, 2021 and 2020, respectively, and has an accumulated deficit of $27,259,741 as of June 30, 2021.

The Company’s ability to continue as a going concern in the next twelve months following the date the consolidated financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2021 (unaudited) and December 31, 2020 (audited) and for the six-month periods ended June 30, 2021 and 2020 (unaudited)

NOTE 4:  FINANCING ARRANGEMENTS

Kabbage Loans

In 2019, the Company entered into a $100,000 inventory financing arrangement with Kabbage. The loan is secured by all assets of the Company, bears an interest rate of approximately 23% per annum, and is payable over six months, with expected average monthly payments of approximately $17,833, for a total repayment of $107,000. The balance due under this obligation as of December 31, 2019 was $63,667, which was repaid in full in 2020.

Short-Term Notes Payable

In October 2019, the Company issued two secured promissory notes for total principal of $125,000. The notes are secured by substantially all assets of the Company. The notes bear interest at 10% per annum. These promissory notes matured on September 30, 2020, when all the outstanding principal and interest were paid by the Company. The outstanding principal balance and accrued interest payable as of December 31, 2019 were $125,000 and $2,082, respectively. The loan was repaid in full during the period ended June 30, 2020. Interest expense for the period ended June 30, 2020 was $4,841.

SAFE Agreements

In 2019, the Company issued simple agreements for future equity (SAFE Agreement) in exchange for cash investments totaling $675,000 (the “Purchase Amount”). The SAFE Agreements entitle the holder to convert the SAFE agreements into the Company’s preferred stock (this classification of stock has not yet been authorized or established). The terms provide for automatic conversion of the SAFE agreements’ purchase amounts into the Company’s preferred stock if and upon a qualified equity financing event, which is generally defined as a transaction or series of transactions involving the issuance of the Company’s preferred stock at a fixed pre-money valuation. The number of shares of preferred stock the SAFE agreements convert into is the Purchase Amount divided by the discount price. Discount rate is 15% for $75,000, 20% for $300,000, 30% for $150,000, and 50% for $150,000.

In the case of a liquidation event (as defined in the SAFE agreement) before the termination of the SAFE, the SAFE will automatically be entitled to receive a portion of proceeds equal to the greater of a) cash of the Purchase Amount; b) the amount payable on the number of Common Stock shares equal to the Purchase Amount divided by the Liquidity Price (as defined in the agreement).

The SAFE agreements provide holders with various additional protections, including preferences over unitholders in a dissolution event for payment of the Purchase Amount and anti-dilution protections. If the SAFE agreement converts into the Company’s preferred stock, it will have all the same rights and privileges of the preferred stock from the triggering financing, except that the liquidation preference will be equal to the Purchase Amount.

In 2019, the Series B Preferred Stock offering triggered conversion of all the SAFE agreements resulting in the conversion of the then outstanding purchase amounts of $675,000 into 279,429 shares of Series B Preferred Stock.

In 2020, the Company issued SAFE Agreements in exchange for cash investments totaling $303,622, which was converted into 88,055 shares of Series B Preferred Stock.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2021 (unaudited) and December 31, 2020 (audited) and for the six-month periods ended June 30, 2021 and 2020 (unaudited)

SBA Paycheck Protection Program Loan

On April 21, 2020, the Company applied for and received an SBA Paycheck Protection Program loan from Silicon Valley Bank for $543,652.  The instrument matures in 24 months and bears 1% interest per annum. On April 19, 2021, the SBA forgiven the Company’s Paycheck Protection Program loan amounting to $533,652. The Company recognized this forgiveness as gain on debt forgiveness in the consolidated statements of operations.

Loan Payable

On April 29, 2020, the Company entered into a revenue loan and security agreement with a third party for $3,000,000. The instrument requires monthly payments, commencing on May 15, 2020, equal to the product of all revenue for the immediately preceding month and applicable revenue percentage, which is 2.25% in 2020, 2.50% in 2021 and 3.00% in 2022. If the annual revenue is not equal to at least 80% of the projected revenue, the applicable revenue percentage for all subsequent payments will automatically increase by 0.50%, without notice from the lender. The instrument matures on the earliest of (a) September 29, 2024, (b) immediately prior to a change in control and (c) acceleration of the obligations, such as upon the occurrence of any event of default, as discussed in the agreement. The instrument bears interest, with minimum interest ranging from 0.35 to 1.00 times the amount advanced, depending on the period during which the payoff date occurs. The loan is secured by the Company’s assets. The Company incurred $11,675 loan fee on this loan. In addition, the Company issued warrant to the lender for a consideration of $1,000. The fair value of this warrant was $4,428, which was recorded as a discount to the loan payable and is being amortized over the term of the loan. On May 5, 2021, the Company obtained a subsequent loan advance with the same lender for $1,000,000.

As of June 30, 2021 and December 31, 2020, the carrying balance of the loan payable amounted to $2,889,430 and $1,971,648, net of unamortized discount of $14,463 and $15,447, all respectively. For the period ended June 30, 2021 and 2020, amortization of discount was $984 and $164 and interest expense was $188,833 and $43,280, all respectively.

KISS Agreement

On December 16, 2020, the Company entered into a KISS agreement (Keep it Simple Security) with a third party for $750,000. The instrument matures in 24 months and bears 8% interest per annum compounded annually. The principal and accrued interest are payable on maturity date.

If and upon a qualified financing where the Company sells preferred stock of $1,000,000 or greater, the instruments’ face value along with accrued interest will automatically convert to preferred stock at a discount of 20% to the pricing in the triggering round or the price per share implied by a pre-money valuation of $110,000,000 on the Company’s fully diluted capitalization. Such a conversion includes a “shadow series” provision, which limits the holder’s liquidation preference to the discounted purchase price.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2021 (unaudited) and December 31, 2020 (audited) and for the six-month periods ended June 30, 2021 and 2020 (unaudited)

If and upon a corporate transaction, the KISS becomes convertible into the number of shares determined by dividing the then outstanding principal and interest by the price per share implied by a pre-money valuation of $110,000,000 on the Company’s fully diluted capitalization or is payable to the noteholder in the amount equal to all accrued and unpaid interest and principal, at the noteholder’s election.

If at maturity neither of the aforementioned conversions have occurred, the noteholder may elect to convert the KISS and any unpaid accrued interest into the number of shares determined by dividing the then outstanding principal and interest by the price per share implied by a pre-money valuation of $110,000,000 on the Company’s fully diluted capitalization.

The Company analyzed the note for beneficial conversion features and concluded the conversion terms did not constitute beneficial conversion features. As of June 30, 2021 and December 31, 2020, the KISS was not converted into Preferred Stock. Interest expense for the period ended June 30, 2021 was $32,500.

Warrant

On April 29, 2020, the Company issued a warrant in conjunction with execution of a revenue loan and security agreement for consideration of $1,000. The warrant expires on April 29, 2030. The warrant provides the lender with the right to purchase shares of the Company’s common stock, with the number of shares dependent upon the buyout value in the triggering change in control event, whereby the holder is to receive the number of shares to represent 0.15% of the total buyout value in the triggering change in control event. The Company estimated the number of shares to be issued under this warrant using the fully diluted capitalization on the date of issuance multiplied by the 0.15% buyout rate, which provided for 33,045 shares. The warrant may be settled in a cash payment. The Company considered accounting guidance and determined that this warrant is liability classified. The warrant liability will be re-measured at fair value each reporting period. The settlement of the warrant liability will occur once all the warrants have either been exercised or expire. The calculated fair value of the warrant using the Black-Scholes model was $4,428, which was recorded as discount to the loan and is being amortized over the term of the loan. The fair value of warrant was determined to be $23,330 and $23,264 as of June 30, 2021 and December 31, 2020, respectively.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2021 (unaudited) and December 31, 2020 (audited) and for the six-month periods ended June 30, 2021 and 2020 (unaudited)

The Black-Scholes fair value was determined using the following inputs:

	June 30, 2021	December 31, 2020
Risk Free Interest Rate	0.87%	0.36%
Expected Dividend Yield	0.00%	0.00%
Expected Volatility	50.00%	50.00%
Expected Life (years)	4.42	4.67
Fair Value per Warrant	$0.71	$0.70

NOTE 5: STOCKHOLDERS’ EQUITY

Capital Structure

In 2018, the Company had authorized 20,000,000 shares of $0.00001 par value common stock and 10,000,000 shares of $0.00001 par value Series A Preferred Stock. The certificate of incorporation was amended in 2019, authorizing 30,000,000 shares of $0.00001 par value common stock and 18,000,000 shares of $0.00001 par value preferred stock. The preferred stock is designated as 8,853,173 shares of $0.00001 par value Series A Preferred Stock, 6,500,000 shares of Series B Preferred Stock, and leaves 2,646,827 shares of preferred stock undesignated.

As of June 30, 2021 and December 31, 2020 8,600,000 and 8,584,000 shares of common stock were issued and outstanding, respectively. As of June 30, 2021 and December 31, 2020, 8,853,173 and 8,853,173 shares of Series A Preferred Stock were issued and outstanding, respectively. As of June 30, 2021 and December 31, 2020, 6,497,179 and 6,497,179 shares of Series B Preferred Stock were issued and outstanding, respectively.

The preferred stockholders have certain dividend preferences over common stockholders. The preferred stocks are subject to an optional conversion right, where the preferred stocks are convertible into fully paid and non-assessable shares of common stock at a 1:1 rate, with certain dilution protections and automatic conversion upon a qualifying IPO or vote of preferred stockholders (each as defined in the certificate of incorporation). The preferred stockholders are entitled to a liquidation preference over common stockholders at the preferred stock purchase price of $2.00 per share for Series A Preferred Stock and $3.4477 per share for Series B Preferred Stock, providing a total liquidation preference of $40,106,669 and $40,106,669 as of June 30, 2021 and December 31, 2020, respectively. Preferred stockholders have voting rights on an as-converted basis.

Common Stock

In June 2015, the Company issued its two founders a total of 8,500,000 shares of common stock at $0.00001 per share, in exchange for $850 of cash and intellectual property. These stock issuances were conducted under terms of restricted stock purchase agreements and are subject to vesting terms contingent upon continuous service with the Company, which provide the Company the right to repurchase unvested shares at the original purchase price. These shares vest at 1/48 per month, commencing May 2015. During 2018, the founders entered into an agreement to re-vest their shares. Under this agreement, the total outstanding common stock become 50% vested and 50% unvested, and then vest monthly over 24 months commencing March 2018. As of June 30, 2021 and December 31, 2020, 8,500,000 and 8,500,000 shares of common stock were vested, respectively.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2021 (unaudited) and December 31, 2020 (audited) and for the six-month periods ended June 30, 2021 and 2020 (unaudited)

In 2020, five employees exercised stock options into 56,500 shares of common stock at exercise prices of $0.05, $0.21 and $0.80 per share, resulting in proceeds of $9,976.

For the six-month period ended June 30, 2021, an employee exercised stock options into 16,000 shares of common stock at exercise price of $0.80 per share, resulting in proceeds of $12,800.

2019 Regulation A Offering; Issuance of Series B Preferred Stock

On September 20, 2019, the Company commenced an offering pursuant to Regulation A under the Securities Act of 1933, as amended (the “2019 Regulation A Offering”), pursuant to which it offered to sell up to 5,800,969 shares of its Series B Preferred Stock, convertible into shares of Common Stock, at a price of $3.4477 per share. The Company incurred $332,572 offering costs related to this issuance. The Company intends to utilize the net proceeds from the 2019 Regulation A Offering to execute on its business plans, although there can be no assurances to what extent the offering will be subscribed.

The Company held its first closing in connection with the 2019 Regulation A Offering on November 19, 2019, in which it received gross proceeds in excess of $1.6 million. The initial closing of the 2019 Regulation A Offering constituted a qualified financing for purposes of the Company’s 2019 SAFE securities with investment amounting to $675,000, all of which were converted into a total of 279,429 shares of the Company’s Series B Preferred Stock at that date. As of December 31, 2019, the Company issued 691,005 shares of Series B Preferred Stock in the 2019 Regulation A Offering, which provided net cash proceeds after total offering expenses and commissions of $2,382,386. The Company has used a portion of the net proceeds to hire additional sales personnel, purchase additional equipment and furnishings for its new fulfillment centers, pay security deposits in connection with the 3 new leases executed in 2019 and develop the next phase of its proprietary software.

During the six-month period ended June 30, 2020, the Company had several additional closings in connection with the 2019 Regulation A Offering, in which it received gross proceeds of $8,784,159 for the issuance of 2,547,806 shares of Series B Preferred Stock.

2015 Equity Incentive Plan

The Company adopted the 2015 Equity Incentive Plan (the “Plan”), as amended and restated. The Plan permits the grant of stock options, stock appreciation rights and restricted stock to attract and retain employees and consultants. Under the Plan, the Company issues stock appreciation rights and options having a term of up to ten years and a strike price of no less than fair market value of common stock at the time of issuance. Restricted stock is subject to vesting restrictions determined on a case-by-case basis. While shares may be restricted, the restricted stockholder retains voting rights for each share, regardless of restriction. Upon termination of employment or services, the Company may exercise its repurchase option over unvested equity interests. The Company issues new common shares upon the exercise of options.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2021 (unaudited) and December 31, 2020 (audited) and for the six-month periods ended June 30, 2021 and 2020 (unaudited)

The Company has reserved 1,500,000 shares of common stock under the Plan. As of June 30, 2021 and December 31, 2020, 288,591 and 392,260 shares of common stock were available for grant, respectively. A summary of options activities for the six-month period ended June 30, 2021 and year ended December 31, 2020 is as follows:

	June 30, 2021		December 31, 2020
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding - beginning of year	1,023,740	$0.30	1,323,805	$0.07
Granted	136,328	$0.96	336,018	$0.80
Exercised	(16,000)	$0.80	(56,500)	$0.30
Forfeited	(32,659)	$0.97	(579,583)	$0.23
Outstanding - end of year	1,111,409	$0.36	1,023,740	$0.30

Exercisable at end of year	805,545	$0.23	732,887	$0.19

Weighted average grant date fair value of options granted during year	$0.478		$0.368

Intrinsic value of options outstanding at year-end	$668,279		$513,601

Weighted average duration (years) to expiration of outstanding options at year-end	6.9		7.1

Weighted average duration (years) to expiration of exercisable options at year-end	6.1		6.3

The intrinsic value of the stock awards outstanding as of June 30, 2021 and December 31, 2020 was $688,279 and $513,601, respectively.

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company’s common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the “simplified method,” which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company’s current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2021 (unaudited) and December 31, 2020 (audited) and for the six-month periods ended June 30, 2021 and 2020 (unaudited)

The stock option issuances were valued using the using the following inputs for the six-month period ended June 30, 2021 and year ended December 31, 2020:

	June 30, 2021	December 31, 2020
Risk Free Interest Rate	1.26%	0.36%-2.60%
Expected Dividend Yield	0.00%	0.00%
Expected Volatility	50.00%	50.00%
Expected Life (years)	7	5 - 7
Fair Value per Stock Option	$0.48	$0.11 - $0.39

The Company calculated its estimate of the value of the stock compensation granted for the six-month period ended June 30, 2021 and 2020 under FASB ASC 718, and recorded compensation costs related to the stock option grants of $31,301 and $6,616, respectively. As of June 30, 2021, there is $118,781 of stock-based compensation to be recognized over a weighted-average period of approximately 3 years.

NOTE 6: RELATED PARTY TRANSACTIONS

The Company reimburses the CEO for an apartment on a month-to-month basis. Rent is $1,677 per month and is available for reimbursement monthly.

NOTE 7:  LEASE ARRANGEMENTS

Lease Agreement – Office Space

In June 2015, the Company entered into a 3-year operating lease agreement for office space. The agreement called for a security deposit of $8,898 and monthly payments of $4,194 for the first year, with subsequent annual rent increases of 3% over the next two years. Additionally, the Company is responsible for 18% of the homeowners’ association dues, which currently totals $200-$300 per month. In April 2018, the Company extended the existing lease 3-year operating lease for the office space. The security deposit was lowered to $5,051 creating the difference of $3,848 being credited towards rent in August 2018. The future minimum payment under this lease is $7,576 in 2021.

For the six-month periods ended June 30, 2021 and 2020, the Company incurred $33,228 and $33,231 of rent expense related to this lease, respectively.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2021 (unaudited) and December 31, 2020 (audited) and for the six-month periods ended June 30, 2021 and 2020 (unaudited)

Lease Agreement – San Jose

In July 2018, the Company entered into a 5-year operating lease agreement for office space in San Jose, California. The agreement called for a security deposit of $50,000 and monthly payments of $4,877 for the first year, with subsequent annual rent increases of 3% over the next four years. Additionally, the Company is responsible for 0.027% of the common area maintenance charges of the complex.

Future minimum payments under this lease are as follows:

2021	$32,718
2022	66,588
2023	33,870
Total future minimum lease payments	$133,176

For the six-month periods ended June 30, 2021 and 2020, the Company incurred $46,151 and $46,705 of rent expense related to this lease, respectively.

Lease Agreement – Mountain View Office

In August 2018, the Company entered into a 3-year operating lease agreement for office space in Mountain View, California. The agreement called for a security deposit of $10,000 and monthly payments of $1,320 for the first year, with subsequent annual rent increases of 3% over the next two years. Additionally, the Company is responsible for $285 per month of the common area maintenance charges of the complex. The future minimum payment under this lease is $2,800 in 2021.

For the six-month periods ended June 30, 2021 and 2020, the Company incurred $9,722 and $10,215 of rent expense related to this lease, respectively.

Lease Agreement – Mountain View

In February 2019, the Company entered into a 1-year and 4-month operating lease agreement for office space in Mountain View, California starting in February 2019. The agreement called for a security deposit of $5,066 and monthly payments of $4,918 for the first year, with subsequent annual rent increases of 3% over the next year. Additionally, the Company is responsible for 21% of the common area maintenance charges of the complex. On April 8, 2019, the Company extended this lease for 3 years, with monthly payment of $5,807 for the first year, with subsequent annual increase of 3% over the next years. The agreement called for an increase in security deposit to $6,161.

Future minimum payments under this lease are as follows:

2021	$35,889
2022	73,034
2023	30,805
Total future minimum lease payments	$139,727

For the six-month periods ended June 30, 2021 and 2020, the Company incurred $37,649 and $34,922 of rent expense related to this lease, respectively.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2021 (unaudited) and December 31, 2020 (audited) and for the six-month periods ended June 30, 2021 and 2020 (unaudited)

Lease Agreement - Burlingame

In February 2019, the Company entered into a 5-year operating lease agreement for office space in Burlingame, California starting in February 2019. The agreement called for a security deposit of $30,000 and monthly payments of $8,742 for the first year, with subsequent annual rent increases of 3% over the next four years. Additionally, the Company is responsible for 25% of the common area maintenance charges of the complex.

Future minimum payments under this lease are as follows:

2021	$55,650
2022	114,358
2023	117,793
2024	9,840
Total future minimum lease payments	$297,641

For the six-month periods ended June 30, 2021 and 2020, the Company incurred $55,380 and $58,241 of rent expense related to this lease, respectively.

Lease Agreement - Irvine

In June 2019, the Company entered into a 5-year operating lease agreement for office space in Irvine, California starting in September 2019. The agreement called for a security deposit of $57,400 and monthly payments of $8,500 for the first year, with subsequent annual rent increases of 3% over the next four years. Additionally, the Company is responsible for 42% of the common area maintenance charges of the complex.

Future minimum payments under this lease are as follows:

2021	$17,510
2022	109,296
2023	112,572
2024	76,536
Total future minimum lease payments	$315,914

For the six-month periods ended June 30, 2021 and 2020, the Company incurred $54,108 and $68,542 of rent expense related to this lease, respectively.

Lease Agreement – Suite 106 Mesa, AZ

In March 2020, the Company entered into a 62-month operating lease agreement for pharmacy, office and warehouse space in Mesa, Arizona starting in May 2020. The agreement called for a security deposit of $20,000 and monthly payments of $6,051 for the first year, with subsequent annual rent increases averaging 2.67% over the next four years. Additionally, the Company is responsible for 3.6% of the common area maintenance charges of the complex and 2.3% for rental tax.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2021 (unaudited) and December 31, 2020 (audited) and for the six-month periods ended June 30, 2021 and 2020 (unaudited)

Future minimum payments under this lease are as follows:

2021	$37,316
2022	75,977
2023	77,994
2024	80,011
2025	40,341
Total future minimum lease payments	$311,638

For the six-month periods ended June 30, 2021 and 2020, the Company incurred $38,685 and $0 of rent expense related to this lease, respectively.

Lease Agreement – Pleasanton, CA

In June 2020, the Company entered into 61-month operating lease agreement for pharmacy, office and warehouse space in Pleasanton, California starting in August 2020. The agreement called for a security deposit of $10,000 and monthly payments of $8,085 for the first year, with subsequent annual rent increases of 3% over the next four years. Additionally, the Company is responsible for 25% of the common area maintenance charges of the complex.

Future minimum payments under this lease are as follows:

2021	$49,723
2022	101,180
2023	104,215
2024	107,342
2025	72,798
Total future minimum lease payments	$435,257

For the six-month periods ended June 30, 2021 and 2020, the Company incurred $48,510 and $0 of rent expense related to this lease, respectively.

Lease Agreement – Hayward, CA

In July 2020, the Company entered into 61-month operating lease agreement for pharmacy, office and warehouse space in Hayward, California starting in August 2020. The agreement called for a security deposit of $7,455 and monthly payments of $6,624 for the first year, with subsequent annual rent increases of 3% over the next four years.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2021 (unaudited) and December 31, 2020 (audited) and for the six-month periods ended June 30, 2021 and 2020 (unaudited)

Future minimum payments under this lease are as follows:

2021	$40,739
2022	82,901
2023	85,391
2024	87,953
2025	59,648
Total future minimum lease payments	$356,632

For the six-month periods ended June 30, 2021, the Company incurred $39,744 of rent expense related to this lease.

Lease Agreement – Van Nuys, CA

In August 2020, the Company entered into a 61-month operating lease agreement for pharmacy, office and warehouse space in Van Nuys, California starting in October 2020. The agreement called for a security deposit of $9,805 and monthly payments of $9,805 for the first year, $10,099 for the second year, $8,582 for the third year and an annual rent increases of 3% over the remaining two years.

Future minimum payments under this lease are as follows:

2021	$59,712
2022	116,637
2023	103,755
2024	106,863
2025	81,936
Total future minimum lease payments	$468,903

For the six-month periods ended June 30, 2021, the Company incurred $58,830 of rent expense related to this lease.

Lease Agreement – Suite 203 Capistrano Beach, CA

In October 2020, the Company entered into a 3-year operating lease agreement office space in Capistrano Beach, California starting in November 2020. The agreement called for a security deposit of $3,851 and monthly payments of $3,300 for the first year, with subsequent annual rent increases of 3% over the next two years. In lieu of a personal guarantee the company deposited with an additional security deposit amount of $6,600 equal to two months’ rent.

Future minimum payments under this lease are as follows:

2021	$19,998
2022	40,992
2023	35,010
Total future minimum lease payments	$96,000

For the six-month periods ended June 30, 2021, the Company incurred $19,800 of rent expense related to this lease.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2021 (unaudited) and December 31, 2020 (audited) and for the six-month periods ended June 30, 2021 and 2020 (unaudited)

Lease Agreement – Suite 202 Capistrano Beach, CA

In November 2020, the Company entered into a 3-year operating lease agreement for office space in Mesa, Arizona starting in January 2021. The agreement called for a security deposit of $3,851 and monthly payments of $3,300 for the first year, with subsequent annual rent increases of 3% over the next two years. In lieu of a personal guarantee the company deposited with an additional security deposit amount of $6,600 equal to two months’ rent.

Future minimum payments under this lease are as follows:

2021	$19,800
2022	40,788
2023	42,012
Total future minimum lease payments	$102,600

For the six-month periods ended June 30, 2021, the Company incurred $19,800 of rent expense related to this lease.

Lease Agreement – Laguna Hills, CA

In January 2021, the Company entered into a 63-month operating lease agreement for pharmacy, office and warehouse space in Laguna Hills, California starting in February 2021. The agreement called for a security deposit of $15,016 and monthly payments of $10,807 for the first year, with subsequent annual rent increases of 3% over the next four years.

Future minimum payments under this lease are as follows:

2021	$54,035
2022	133,250
2023	137,247
2024	141,365
2025	145,606
2026	49,748
Total future minimum lease payments	$661,250

For the six-month periods ended June 30, 2021, the Company incurred $59,087 of rent expense related to this lease.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2021 (unaudited) and December 31, 2020 (audited) and for the six-month periods ended June 30, 2021 and 2020 (unaudited)

Lease Agreement – Suite 201 Capistrano Beach, CA

In February 2021, the Company entered into a 3-year operating lease agreement for office space in Capistrano Beach, California starting in March 2021. The agreement called for a security deposit of $3,501 and monthly payments of $3,000 for the first year, with subsequent annual rent increases of 3% over the next two years.

Future minimum payments under this lease are as follows:

2021	$12,000
2022	36,900
2023	33,007
2024	6,365
Total future minimum lease payments	$93,272

For the six-month periods ended June 30, 2021, the Company incurred $12,000 of rent expense related to this lease.

NOTE 8: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 9: CONCENTRATIONS

The Company has significant concentrations in its account receivables, where approximately 19.29% of its accounts receivable balance as of June 30, 2021 were held by one pharmacy benefit manager (PBM). This compares to 48% as of December 31, 2020 that was held with one pharmacy services administration organization (PSAO) payor. Should these payors no longer be able to satisfy these obligations to the Company, it would have a significantly adverse effect to the Company.

Approximately 95% of the Company’s products are procured through a single supplier. Should this supplier no longer be willing or able to satisfy the Company’s product needs it could adversely affect the Company’s business.

NOTE 10: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605-Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2018, while providing the option to early adopt for fiscal years beginning after December 15, 2017. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. The Company adopted this new standard retroactively effective January 1, 2019 and did not realize any significant impacts to its past or 2019 revenues as a result.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2021 (unaudited) and December 31, 2020 (audited) and for the six-month periods ended June 30, 2021 and 2020 (unaudited)

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2020, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

In November 2016, the FASB issued ASU no. 2016-08, Statement of Cash Flow (Topic 230): Restricted Cash (“ASU 2016-18”). The amendment requires that the statement of cash flows explain the change during the period in the total cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. ASU is effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019 with early adoption permitted. The ASU is required to be applied on a retrospective basis to all periods presented. The Company adopted this standard effective in these consolidated financial statements, which did not have a material impact on the Company’s consolidated financial statements. The adoption primarily resulted in the inclusion of the restricted cash balances within the overall cash balances and a reconciliation of cash, cash equivalents and restricted cash reported on the balance sheet.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 11: SUBSEQUENT EVENTS

Management’s Evaluation

Management has evaluated subsequent events through September 28, 2021, the date the consolidated financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these consolidated financial statements.

SAFE Agreements

Subsequent to June 30, 2021, the Company issued simple agreements for future equity in exchange for cash investments totaling $1,958,600. The SAFE Agreements entitle the holder to convert the SAFE agreements into the Company’s preferred stock (this classification of stock has not yet been authorized or established). The terms provide for automatic conversion of the SAFE agreements’ purchase amounts into the Company’s preferred stock if and upon a qualified equity financing event, which is generally defined as a transaction or series of transactions involving the issuance of the Company’s preferred stock at a fixed pre-money valuation. The number of shares of preferred stock the SAFE agreements convert into is the Purchase Amount divided by the discount price. Discount rate is 20%.

KISS Agreement

Subsequent to June 30, 2021, the Company entered into a KISS agreement (Keep it Simple Security) with a third party for $225,000. The instrument matures in 24 months and bears 8% interest per annum compounded annually. The principal and accrued interest are payable on maturity date.

Offering under Regulation A

On August 10, 2021, the Company filed an offering statement pursuant to Regulation A to offer up to 7,002,801 shares of its Series C Preferred Stock at $10.50 per share.

Item 4. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

Exhibit Number	Description

2.1	Second Amended and Restated Certificate of Incorporation *
2.2	Bylaws **
3.1	Series A Preferred Stock Conversion Agreement ***
3.2	Series B Preferred Stock Conversion Agreement ***
4.1	Form of Series B Subscription Agreement ***
4.2	Form of Series A Subscription Agreement **
6.1	Revenue Loan and Security Agreement dated as of April 29, 2020 +
8	Form of Escrow Agreement ***

* Filed as an exhibit to the NowRx, Inc. Current Report on Form 1-U dated November 19, 2019.

** Filed as an exhibit to the NowRx, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10792).

*** Filed as an exhibit to the NowRx, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11058).

+ Filed as an exhibit to the NowRx, Inc. Semiannual Report on Form 1-SA for the period ended June 30, 2020.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mountain View, California, on September 28, 2021.

NowRx, Inc.

/s/ Cary Breese
By: Cary Breese, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the date indicated.

/s/ Cary Breese
Cary Breese, Chief Executive Officer,
Principal Financial Officer, Principal Accounting Officer
Date: September 28, 2021